Resources Acquisition Corp.
c/o Maples Corporate Services Limited
PO Box 309, Ugland House, Grand Cayman
Cayman Islands, KY1-1104

June 30, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Melanie Singh

Re:	Resources Acquisition Corp.
Request to Withdraw Registration Statement on Form S-1 Filed February 15, 2022
File No. 333-262757

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Resources Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-262757) together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement because it has determined not to pursue an initial public offering of its securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account.

Please contact Jonathan Ko of Paul Hastings LLP, counsel to the Company, at +1 (213) 683-6188, should you have any questions or concerns regarding this matter.

Very truly yours,

Resources Acquisition Corp.

By:	/s/ John van Eeghen
Name: John van Eeghen Title: Chief Financial Officer